UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.2)*

ASHLIN DEVELOPMENT CORPORATION
(formerly HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.)

 (Name of Issuer)

COMMON STOCK, PAR VALUE $.001

(Title of Class of Securities)

0448414 10 1

(CUSIP Number)

Christopher Tisi
c/o Health & Nutrition Systems International, Inc.
3750 Investment Lane, Suite 5

West Palm Beach, Florida 33404

(561) 863-8446

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0448414 10 1

SCHEDULE 13D

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Christopher Tisi
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 416,788
8. Shared Voting Power 0
9. Sole Dispositive Power 416,788
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 416,788
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 9.16%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 0448414 10 1

SCHEDULE 13D

This Amendment No. 2 dated July 20, 2005 (the "Amendment") hereby amends the disclosure of Christopher Tisi made in that Schedule 13D filed on April 29, 2002 with Tony D'Amato and Steven Pomerantz, as amended by that certain Amendment No. 1 to Schedule 13D filed by Christopher Tisi dated December 11, 2003.

Items 1, 2, 4, 5, 6 and 7 are hereby amended as follows:

ITEM 1.

SECURITY AND ISSUER

1(a)

Common Stock, $.001 par value per share (the "Common Stock").

1(b)

Ashlin Development Corporation (formerly known as Health & Nutrition Systems International, Inc.), 4400 North Federal Highway, Suite 210, Boca Raton, Florida 33431.

ITEM 2.

IDENTITY AND BACKGROUND

The identity and background of the reporting person on this Amendment is as follows:

2(a)-(c)

Christopher Tisi is the Chief Executive Officer and President of Health & Nutrition Systems, International, Inc, (formerly Tee Zee, Inc., a Florida Corporation) whose business address is 3750 investment Lane, Suite 5, West Palm Beach, Florida 33404, Mr. Tisi is a United States citizen,

ITEM 4.

PURPOSE OF TRANSACTION

On January 25, 2005, Teezee, Inc., a Florida corporation wholly-owed by Mr. Tisi, (now known as "Health & Nutrition Systems International, Inc.") acquired substantially all of the assets of the Company (the "Acquisition") pursuant to an Asset Purchase Agreement between TeeZee, Inc. and the Company dated October 15, 2004. The Asset Purchase Agreement is filed as Exhibit 2 to this Amendment and incorporated in its entirety by reference herein. The Asset Purchase Agreement was entered into as part of' the Company's Amended Plan of Reorganization (the "Plan") which Plan was declared effective on January 28, 2005 by the U.S. Bankruptcy Court, Southern District of Florida, in Fort Lauderdale, Florida.

Mr, Tisi's employment with the Company ceased effective as of the closing date of the Acquisition. Mr. Tisi has no other plans or proposals with respect to the Company.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

According to the Issuer's most recent Form 10-QSB, the Issuer has 4,549,813 shares of Common Stock outstanding as of September 30, 2003. Mr. Tisi has sole voting and dispositive power over 416,788 shares, representing 9.16% of the Common Stock. All of Mr. Tisi's options to acquire Common Stock of the Company terminated in connection with the Acquisition and the Plan.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as disclosed under Item 4, Mr. Tisi is not a party to any contracts, arrangement, understandings or relationships with respect to the Common Stock of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

1

Press Release of Issuer dated January 27, 2005 - Health &. Nutrition Systems International Inc. Completes the Sale of Substantially all of its Assets

2

Asset Purchase Agreement by and between TeeZee, Inc. and issuer dated October 15, 2004

CUSIP No. 0448414 10 1

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

July 20, 2005

By:    /s/ Christopher Tisi

Christopher Tisi

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

CUSIP No. 0448414 10 1

SCHEDULE 13D

EXHIBIT INDEX

No.

Description

1

Press Release of Issuer dated January 27, 2005 - Health &. Nutrition Systems International Inc. Completes the Sale of Substantially all of its Assets

2

Asset Purchase Agreement by and between TeeZee, Inc. and issuer dated October 15, 2004